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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

April 11, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Kate Beukenkamp, Attorney-Advisor
Terry French, Accountant Branch Chief
Charles Eastman, Staff Accountant

Re:	ROI Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 13, 2013
File No. 001-35437

Ladies and Gentlemen:

On behalf of ROI Acquisition Corp. (the “Company” or “ROI”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 9, 2013, relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-35437) filed with the Commission on March 13, 2013.

The Company is concurrently filing via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amended Proxy marked to show changes from the version filed on March 13, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Amended Proxy.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com

Securities and Exchange Commission

April 11, 2013

General

1.	In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933. State any exemptions relied upon.

Response: The Company determined, based in part on the manner of the issuance and the nature and limited number of recipients of the common stock to be issued, that the proposed issuances of common stock of the Company under the Merger Agreement do not involve a “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and therefore are exempt from registration under the Securities Act pursuant to said Section 4(2) and/or Regulation D promulgated thereunder.

2.	We note that pursuant to the Merger Agreement, the anticipated aggregate consideration to be paid to EveryWare stockholders will consist of (i) $107.5 million in cash and (ii) 10,440,000 shares of ROI common stock values at $10.00. However, we note that while this is the anticipated consideration to be exchanged, the Merger Agreement provides additional provisions for alternative amounts of cash and stock that may be exchanged as well as a provision for earnout shares and warrants. We note that ROI shareholders may exercise redemption rights that may alter the percentage ownership retained by respective parties, but that holders of “founders shares” of common stock and warrantholders do not have redemption rights. Lastly, the proxy discloses that while there is no limitation on the percentage of shares that can be redeemed, EveryWare can ask for a certain amount of cash to remain in trust.

Please provide a table presenting the scenarios shareholders may encounter given the elements above including ownership percentages resulting from the different amounts of cash and stock. We note the ownership table currently included on page 3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the Amended Proxy to clarify the table presenting the ownership tables and provide additional disclosure regarding the percentages and how they changed based on the cash and stock consideration.

3.	In the third bullet-point on page 2, you state that if ROI purchases shares through privately negotiated purchases, ROI could elect to use trust account proceeds to pay the purchase price in such transactions after the closing of the Merger Agreement. Please discuss how this will be accounted for in relation to the required cash consideration from the trust account to pay EveryWare shareholders in order to complete the Merger Agreement. For example, you state that “we could elect to use trust account proceeds.” Please disclose any limitations or stipulations contemplated in the related agreements or otherwise.

Securities and Exchange Commission

April 11, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 and elsewhere in the Amended Proxy to clarify that such purchases by ROI are prohibited under the Merger Agreement without EveryWare’s prior written consent. Accordingly, the Company respectfully submits that no further discussion is warranted.

4.	On page 1 you state that 1,875,000 founder shares were issued to an affiliate of your Sponsor prior to ROI’s initial public offering and subsequently transferred to Clinton Magnolia Master Fund, Ltd., your Sponsor. On page 3, for example, you state that 551,471 shares of outstanding ROI common stock “currently held by our Sponsor” could be subject for forfeiture in the future under certain circumstances. Please reconcile or clarify that only a portion of the total shares of common stock held by your Sponsor are subject to this forfeiture provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 and throughout the Amended Proxy to clarify that only a portion of the founder shares are subject to forfeiture.

5.	We note on page 3 that you include deferred underwriting discounts and commissions. Based on the financial statements line item of “Deferred underwriter fee,” it appears that this amount total $2,250,000. Please revise your disclosure here to include the total amount of deferred fees payable to ROI’s underwriter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Proxy to provide the total amount of deferred fees payable to ROI’s underwriter.

6.	We note that throughout your disclosure you discuss the planned debt financing through senior secured notes for $250.0 million. However, it is not until page 111 under the heading “Acquisition Financing” that you describe this financing as taking place through a private placement transaction and clearly state that, while this financing is needed to ensure completion of the Business Combination, you have neither sought nor received a binding commitment from any source to provide the acquisition financing. Please revise your disclosure in earlier sections to reflect these facts. Additionally, please explain why you have not yet sought or received this necessary financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Proxy to provide the additional information regarding the acquisition financing.

Questions and Answers About the Proposals for Stockholders and Public…, page 8

7.

Please revise this section to include a question and answer portion addressing how a shareholder vote may affect their ability to exercise redemption rights. Please highlight that unlike most SPAC merger procedures, holders of ROI shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or

Securities and Exchange Commission

April 11, 2013

against the approval of the Business Combination Proposal. As a result, the Merger Agreement can be approved by shareholder who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash and the potential inability to meet listing standards of NASDAQ.

Response: The Company respectfully refers the Staff to the question on page 16 of the Amended Proxy “Will how I vote affect my ability to exercise redemption rights?” and the related answer. The Company believes that most current SPACs similarly provide that a public holder of common stock may redeem its shares even if it votes for the business combination transaction. Nevertheless, the Company has revised the answer to provide the cautionary disclosure suggested by the Staff.

Why is ROI proposing the Warrant Amendment Proposal?, page 11

8.	Please explain why approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of the outstanding public warrants.

Response: The Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of the outstanding public warrants because Section 9.8 of the Warrant Agreement, dated as of February 22, 2012 and filed with the United States Securities and Exchange Commission on March 6, 2012, between the Company and Continental Stock Transfer & Trust Company, provides “[a]ll [non-administrative] modifications or amendments…shall require the written consent of the Registered Holders of 65% of the then outstanding Public Warrants.” This voting requirement is described in the Amended Proxy on page 145 under the heading “Vote Required for Approval.” In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Proxy and elsewhere to clarify that this voting percentage is required under the terms of the Warrant Agreement.

Why is ROI proposing the Incentive Plan Proposal?, page 12

9.	Please revise this section to discuss in greater detail the planned incentives to be offered to officers, directors, employees and consultants under the plan. For example, provide greater detail about what constitutes the “proprietary interest” to be offered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 135 of the Amended Proxy to clarify that “proprietary interest” means cash and stock-based incentive awards.

May ROI or the Sponsor, ROI’s directors, officers, advisors or their affiliates…, page 14

10.	In the last sentence of this section you state that your Sponsor, while permitted to, “will not purchase up to 1,500,000 units from ROI in a private placement at $10.00 per unit.” Please elaborate on this point by disclosing, for example, whether there are any agreements in place between ROI and the Sponsor to assure this arrangement.

Securities and Exchange Commission

April 11, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 and elsewhere in the Amended Proxy to clarify that the issuance of such units is prohibited by the Merger Agreement without the consent of EveryWare.

How will ROI’s Sponsor, directors and officers vote?, page 15

11.	In this section you disclose that your Sponsor holds 500,000 of your total of 7,500,000 public warrants and will vote in favor of the Warrant Amendment Proposal, but only if 65% is otherwise reached. Please revise your disclosure to reflect what remaining percentage of affirmative votes is required to achieve the required total of 65%.

Response: The Company respectfully advises the Staff that, as described on pages 145 and 146 of the Amended Proxy and elsewhere, our Sponsor is not permitted to vote the sponsor warrants in favor of the Warrant Amendment Proposal unless the registered holders of 65% of the public warrants vote in favor of the Warrant Amendment Proposal. It may, however, vote any public warrants it owns in any manner it wishes. As described on pages 145 and 146 of the Amended Proxy, our Sponsor holds 507,184 of the 7,500,000 outstanding public warrants and will vote such public warrants in favor of the Warrant Amendment Proposal regardless of whether the 65% threshold is otherwise reached. Therefore, of the remaining 6,992,816 public warrants, 4,367,816 of them, or 62.5% of the remaining public warrants, will be required to vote in favor of the Warrant Amendment Proposal in order for the proposal to be approved. In response to the Staff’s comment, the Company has revised the disclosure on page 15 and throughout the Amended Proxy.

What happens if the Business Combination is not consummated or is terminated, page 17

12.	Please revise this section to discuss in greater detail the dissolution and liquidation of your trust account in the event that the Business Combination is not approved. Specifically, discuss the distribution of funds remaining funds to shareholders and other expenses, for example, whether funds will be distributed on a pro rata basis. We note that you reference an additional section providing information regarding termination rights, as well as, the risk factor on page 54. Disclose whether the pro-rate distribution in this instance is likely to be less than shareholders would receive if their shares were to be redeemed.

Response: The Company has revised this section in response to the Staff’s comment.

Securities and Exchange Commission

April 11, 2013

Risk Factors, page 40

Risks Related to EveryWare’s Indebtedness, page 53

The combined company will have a substantial amount of indebtedness…, page 53

13.	Please revise this risk factor to discuss the approximately $250.0 million of indebtedness held by EveryWare after giving effect to the Business Combination. Specifically, elsewhere in the disclosure you discuss the issuance of senior secured notes in relation to this debt. Expand to describe this proposed offering in relation to EveryWare’s outstanding debt.

Response: The Company has revised this disclosure on page 55 in the Amended Proxy because it no longer intends to issue senior secured notes and is instead seeking to obtain a new term loan in aggregate principal amount of $250.0 million.

Risks Related to ROI and the Business Combination, page 54

Our working capital will be reduced if we purchase shares from public…, page 54

14.	Please revise your disclosure to discuss the impact privately negotiated transactions to purchase shares after the closing of the Business Combination may have on public shareholders’ control and voting interest, for example. Additionally, please clarify with which shareholders you intend to engage in these transactions.

Response: As described above in the Company’s answer to comment 3 herein, the Merger Agreement prohibits the Company from purchasing shares in privately negotiated transactions without EveryWare’s consent. As a result, the Company has deleted this risk factor.

Background of the Business Combination, page 99

15.	We note that on page 100, you state that after your IPO on February 24, 2012, you commenced an active search for prospective businesses and assets to acquire, and that you began discussions with EveryWare on November 13, 2012. Please provide more detail regarding both ROI’s efforts to find targets and any discussions held with potential targets. We note that “[r]epresentatives of ROI were contacted by numerous individuals and entities.” Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Proxy to provide additional detail regarding both ROI’s efforts to find targets and any discussions held with potential targets, as well as the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to the Business Combination.

16.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Deutsche Bank Securities.

Securities and Exchange Commission

April 11, 2013

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the presentation to Deutsche Bank was made by the Company’s management. The Company respectfully submits that Item 1015 of Regulation M-A requires disclosure if the Company or its affiliate has received any report, opinion or appraisal from an outside party that is materially related to the transaction. Nevertheless, in response to the Staff’s comment, the Company has expanded the disclosure on page 103 of the Amended Proxy relating to the presentation provided by its management to Deutsche Bank.

17.	We note that on January 10, 2013, ROI summarized and presented due diligence findings to the board of directors. We note your disclosure on page 103 indicating that ROI’s board received and considered financial projections for EveryWare. Please disclose these projections as well as any material assumptions underlying them and discuss how the board considered this information. We note that you did not quantify or otherwise assign relative weights to the factors considered by the board, including projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and 108 of the Amended Proxy to provide the financial projections for EveryWare as previously noted as well as any material assumptions underlying them. Additional disclosure has also been added related to how the board considered this information, but the board did not quantify or otherwise assign relative weights to the factors it considered, including the projections.

18.	Please provide more insight into the reasons for and negotiations behind decisions regarding the ultimate amount and form of consideration for the Business Combination. We note the three factors considered to reach the proposed reductions. Please elaborate on, for example, your “evaluation of certain timing related to assumptions to 2013 and 2014 EBITDA.” The disclosure should also describe the reasons for and negotiations behind the number of shares subject to earnout provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Amended Proxy to provide more insight into the reasons for and negotiations behind decisions regarding the ultimate amount and form of consideration for the Business Combination.

ROI’s Board of Directors’ Reasons for the Approval of the Business…, page 103

19.	Please revise the final paragraph on page 105 to discuss in greater detail the “various industry and financial data” including “certain financial analyses developed by ROI management in its financial model.”

Securities and Exchange Commission

April 11, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amended Proxy to provide greater detail regarding the “various industry and financial data” including “certain financial analyses developed by ROI management in its financial model.”

The Warrant Amendment Proposal, page 145

20.	Please describe the purpose and effect of the amendments to the Warrant Agreement. Discuss background information or negotiations that led to this aspect of the proposed transaction.

Response: The Company has amended the disclosure on page 145 of the Amended Proxy in response to the Staff’s comment. The Company supplementally advises the Staff that the determination to include this proposal was made after execution of the Merger Agreement. The Company and EveryWare each agree that it will be advantageous to the combined company if the Warrant Agreement is amended as proposed.

Information about EveryWare, page 161

Competitive Strengths, page 163

Executive Compensation, page 175

21.	You state that this section provides compensation pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC. Please tell us what basis you relied on in making the determination that EGC-scaled disclosure was appropriate in this instance taking into account the financial statements, ROI and EveryWare, as a SPAC and operating company, respectively, and the transaction disclosed through a proxy statement.

Response: Each of ROI and EveryWare qualifies as an “emerging growth company” as defined in Section 101(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) because each of ROI and EveryWare had total gross revenues of less than $1.0 billion for the year ended December 31, 2012, and neither ROI nor EveryWare triggered any of the emerging growth company disqualification provisions in Section 2(a)(19)(A)-(D) of the Securities Act of 1933, as amended, or in Section 3(a)(80)(A)-(D) of the Securities Exchange Act of 1934, as amended. Section 102(c) of the JOBS Act provides that an emerging growth company may comply with Item 402 of Regulation S-K by disclosing the same information as any issuer with a market value of outstanding voting and nonvoting common equity held by non-affiliates of less than $75.0 million, which means that an emerging growth company has the option of presenting the compensation disclosure that a “smaller reporting company” is required to include in filings with the Commission, whether or not the emerging growth company is itself a smaller reporting company. In reliance on this provision, EveryWare elected to provide compensation disclosure pursuant to the scaled disclosure rules applicable to smaller reporting companies, which are contained in paragraphs (m) through (r) of Item 402 of Regulation S-K instead of paragraphs (a) through (k) and (s) of Item 402.

Securities and Exchange Commission

April 11, 2013

The Company is aware of Section 217.12 of the Division’s Compliance and Disclosure Interpretations on Regulation S-K, which provides that the disclosure document soliciting shareholder approval of a business combination with a shell company needs to disclose Item 402 disclosure regarding the operating company that the operating company would be required to make if filing a 1934 Act registration statement, including Compensation Discussion and Analysis disclosure. The Company believes that it has provided the Item 402 disclosure that it would be required to make if it were filing a 1934 Act registration statement, which would not be required to include a Compensation Discussion and Analysis, in reliance on Section 102(c) of the JOBS Act.

Discussion of 2012 vs. 2011 Actual and 2011 Pro Forma Results…, page 193

22.	Please revise this section to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, provide expand your disclosure to include greater detail about why the cost of sales increased year-to-year, or discuss the reason three retails stores were closed in the U.K. related to the financial performance of the “International” segment. Where one-time events significantly affected results, please fully describe these events.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this section of the Amended Proxy to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period.

* * *

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

cc:	Thomas J. Baldwin, Chief Executive Officer